Rafferty Asset Management, LLC
1301 Avenue of the Americas (6th Avenue), 28th Floor
New York, New York 10019
April 7, 2022
VIA EDGAR
Mr. Timothy Worthington
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Re: Direxion Shares ETF Trust (File Nos. 333-150525 and 811-22201)
Post-Effective Amendment to the Registration Statement on Form N-1A
Dear Mr. Worthington:
The following are responses to the comments that we received from you by telephone on March 21, 2022 regarding Post-Effective Amendment No. 326 to the Registration Statement on Form N-1A for the Direxion US Treasuries Strategy ETF, Direxion US Treasuries Strategy Bear ETF, Direxion Daily US Treasuries Bull 1.25X Shares, Direxion Daily US Treasuries Bear 1.25X Shares, Direxion Daily US Treasuries Bull 1.5X Shares, Direxion Daily US Treasuries Bear 1.5X Shares, Direxion Daily US Treasuries Bull 1.75X Shares, Direxion Daily US Treasuries Bear 1.75X Shares, Direxion Daily US Treasuries Bull 2X Shares, and the Direxion Daily US Treasuries Bear 2X Shares (the “Funds”) that was filed with the Securities and Exchange Commission (“SEC”) on January 31, 2022. The Funds are each a series of the Direxion Shares ETF Trust (the “Trust”).
Your comments and the Trust’s responses are set forth below.
Direxion US Treasuries Strategy ETF and Direxion US Treasuries Strategy Bear ETF:
1) In each summary prospectus, the last sentence of the first paragraph of the Principal Investment Strategy section states:
The Fund does not invest directly in US Treasuries. (Emphasis in original.)
Similarly, the first sentence of the last paragraph of the Principal Investment Strategy section states:
The Fund does not invest in, or seek exposure to, the current “spot” or cash price of treasuries. (Emphasis in original.)
However, the fourth paragraph of the Principal Investment Strategy section states:
The Fund expects to invest its remaining assets in any one or more of the following to provide liquidity, serve as margin or collateralize the Fund’s investments in Treasuries Futures: U.S. Treasuries, other U.S. government obligations, and money market funds that invest in short-term bonds and cash and cash-like equivalents.
These disclosures are inconsistent. Please revise and reconcile.
Registrant has updated the disclosure to remove the negative disclosure (i.e., that the Fund does not invest directly in US Treasuries and that the Fund does not invest in, or seek exposure to, the current “spot” or cash price of treasuries).
2) The “Derivatives Risk” tile in the Principal Investment Risks section of each summary prospectus states that the Fund may enter into swap agreements. Please provide a corresponding disclosure relating to use of swap agreements in the Principal Investment Strategies section.
Registrant confirms that the Direxion US Treasuries Strategy ETF and Direxion US Treasuries Strategy Bear ETF will not enter into swap arrangements. Registrant confirms that these Funds will utilize futures contracts, and therefore, the “Futures Strategy Risk” tile sufficiently discloses the risks of this strategy. Accordingly, Registrant has removed the “Derivatives Risk” tile from the summary and statutory sections of the Prospectus.
All Funds:
3) In the Principal Investment Strategy section in each summary prospectus, the concepts of backwardation and contango are discussed. Revise the disclosure to clarify that rolling futures contracts that are in contango results in negative yield for the Fund.
Registrant confirms that disclosure has been added to explain that rolling during contango will result in a negative yield for the Funds.
4) The disclosure in the Purchase and Sale of Fund Shares section in each summary prospectus states, “If a market disruption or similar event occurs, making it not reasonably practicable for the Fund to dispose of its securities or to determine its net asset value, the Fund could seek to limit or suspend purchases of creation units.” Please delete this language or revise it to clarify that the Fund may only suspend creations in extraordinary circumstances and for limited lime periods, as indicated in the adopting release for Rule 6c-11 under the 1940 Act.
Registrant notes that compliance with Rule 6c-11 under the 1940 Act is not conditioned on an ETF not suspending creations. Nevertheless, Registrant will consider revising the risk disclosure in connection with the Trust’s 2023 annual update.

5) The table of portfolio managers in the Management section of the summary prospectus lists the managers’ years of service with the Fund as “since inception.” Please instead specify the month and year that the portfolio managers began managing the Fund.
Registrant respectfully declines this comment as until the Fund is operational, there is no month or year to include as there are no launch dates confirmed for the Funds.
6) In the “Derivatives Risk” tile in the Principal Investment Risks of the statutory prospectus, please delete the disclosure regarding options and options on futures contracts or explain supplementally when, why and how such derivatives would be used by the Fund.
Registrant respectfully declines to delete the disclosure regarding options and options on futures contracts from the “Derivatives Risk” tile in order to provide flexibility to the Funds to use such derivative instruments.
7) The Statement of Additional Information (“SAI”) includes disclosure regarding Securities Lending. Please confirm that the Funds’ underlying investments, i.e., Treasuries Futures, may be subject to securities lending or delete the identified disclosure. If the disclosure is retained, consider adding strategy disclosure to the prospectus regarding the Funds potentially engaging in securities lending.
Registrant confirms that the Funds’ underlying investments are not subject to securities lending and has deleted the identified disclosure.
I trust that the above responses and revisions adequately address your comments. If you have any additional questions or require further information, please contact Stacy Fuller of K&L Gates LLP at (202) 778-9475.
Sincerely,
DIREXION SHARES ETF TRUST
/s/ Patrick J. Rudnick
Patrick J. Rudnick
Principal Executive Officer

cc: Stacy Fuller, K&L Gates LLP
Angela Brickl, Rafferty Asset Management, LLC